UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Footstar, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

344912209
(CUSIP Number)

Jonathan M. Couchman
c/o Footstar, Inc.
933 MacArthur Blvd.
Mahwah, New Jersey  07430
(201) 934-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 344912209

1	NAME OF REPORTING PERSON JONATHAN M. COUCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,563,578*
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 13,563,578*
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,563,578*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.8%
14	TYPE OF REPORTING PERSON IN
*           Includes 2,500,000 shares underlying options exercisable within 60 days of the date hereof, and 415,000 and 4,138,465 shares held by Couchman Advisors, Inc. and Couchman Investments, LP, respectively. Mr. Couchman is the controlling person of both Couchman Advisors, Inc. and Couchman Investments, LP.

CUSIP NO. 344912209

1	NAME OF REPORTING PERSON COUCHMAN ADVISORS, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 415,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 415,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 415,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.7%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 344912209

1	NAME OF REPORTING PERSON COUCHMAN INVESTMENTS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,138,645
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 4,138,645
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,138,645
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 344912209

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.01 per share (the “Shares”), of Footstar, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 933 MacArthur Blvd., Mahwah, New Jersey 07430.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Jonathan M. Couchman (“Mr. Couchman”), as Executive Officer of Couchman Advisors, and as General Partner of Couchman Investments;

(ii)	Couchman Advisors, Inc., a New York S-Corp., with respect to the Shares directly and beneficially owned by it (“Couchman Advisors”);

(iii)	Couchman Investments, LP, a Delaware limited partnership, with respect to the Shares directly and beneficially owned by it (“Couchman Investments”).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of Couchman Advisors is c/o Andrew E. Goldstein, Esq., 34 Pantigo road, East Hampton, NY 11937.  The address of the principal office of Couchman Investments is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808.  The principal business address of Mr. Couchman is c/o Footstar, Inc., 933 MacArthur Blvd., Mahwah, New Jersey 07430.  Mr. Couchman is the sole principal and sole stockholder of Couchman Advisors.  Mr. Couchman is the sole partner of Couchman Investments and holds all membership interests therein.

(c)           The principal business of each of Couchman Advisors and Couchman Investments is acquiring, holding and disposing of investments. Mr. Couchman is the Chairman, President and Chief Executive Officer of Footstar, Inc. which has its principal executive office at 933 MacArthur Blvd., Mahwah, New Jersey 07430.  Mr. Couchman has sole voting and investment power over Couchman Advisors and Couchman Investments’ security holdings and Mr. Couchman, in his role as sole principal and stockholder of Couchman Advisors and as sole partner of Couchman Investments controls the voting and investment decisions of Couchman Advisors and Couchman Investments.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Couchman is a citizen of the United States.

CUSIP NO. 344912209

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Couchman Advisors and Couchman Investments were purchased with working capital, in open market purchases except as otherwise noted, as set forth on Schedule A, which is incorporated by reference herein. Schedule A lists all transactions in the Shares which were effected since March 28, 2009 which is the date 60 days prior to the date on which the Reporting Persons became the beneficial owners of more than 5% of the Shares.  The Shares purchased by Mr. Couchman were purchased with personal funds in open market purchases, except as otherwise noted, as set forth on Schedule A.  Mr. Couchman was also granted Shares and options to purchase Shares in connection with his employment with the Issuer.  The aggregate purchase price of Shares beneficially owned by Mr. Couchman (including compensation foregone in exchange for Shares) is approximately $11,741,174, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 24,183,897 Shares outstanding as of April 26, 2011, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K/A filed with the SEC on May 2, 2011. The percentage ownership of common stock is determined by assuming that options that are held by a Reporting Person, but not those held by any other person, and that are exercisable within 60 days of the date hereof, have been exercised.

(A) Jonathan M. Couchman

(a)	As of the close of business on May 2, 2011, Mr. Couchman beneficially owns 13,563,578 Shares.

Percentage: Approximately 50.8%.

(b)	1. Sole power to vote or direct vote: 13,563,578.
2. Shared power to vote or direct vote: 0.
3. Sole power to dispose or direct the disposition: 13,563,578.
4. Shared power to dispose or direct the disposition: 0.

(c)
Mr. Couchman’s ownership interest includes options to purchase 2,500,000 Shares for $0.40 per share, granted to Mr. Couchman on March 15, 2010 and exercisable within 60 days as of the date hereof, as well as 415,000 and 4,138,465 Shares held by Couchman Advisors and Couchman Investments respectively.  Schedule A annexed hereto lists all the transactions in securities of the Issuer since March 28, 2009, which is the date 60 days prior to the date on which the Reporting Persons became the beneficial owners of more than 5% of the Shares.

CUSIP NO. 344912209

(B) Couchman Advisors, Inc.

(a)
As of the close of business on May 2, 2011, Couchman Advisors beneficially owns 415,000 Shares.  Couchman Advisors exercises sole voting power over its Shares only and has no voting or investment authority with respect to the Shares held by Couchman Investments.  Schedule A annexed hereto lists all the transactions in securities of the Issuer since March 28, 2009, which is the date 60 days prior to the date on which the Reporting Persons became the beneficial owners of more than 5% of the Shares.

Percentage: Approximately 1.7%.

(b)	1. Sole power to vote or direct vote: 415,000.
2. Shared power to vote or direct vote: 0.
3. Sole power to dispose or direct the disposition: 415,000.
4. Shared power to dispose or direct the disposition: 0.

(c)
Schedule A annexed hereto lists all the transactions in securities of the Issuer since March 28, 2009, which is the date 60 days prior to the date on which the Reporting Persons became the beneficial owners of more than 5% of the Shares.

(C) Couchman Investments, LP

(a)
As of the close of business on May 2, 2011, Couchman Investments beneficially owns 4,138,645 Shares. Couchman Investments exercises sole voting power over its Shares only and has no voting or investment authority with respect to the Shares held by Couchman Advisors.

Percentage: Approximately 17.1%.

(b)	1. Sole power to vote or direct vote: 4,138,645.
2. Shared power to vote or direct vote: 0.
3. Sole power to dispose or direct the disposition: 4,138,645.
4. Shared power to dispose or direct the disposition: 0.

(c)
Schedule A annexed hereto lists all the transactions in securities of the Issuer since March 28, 2009, which is the date 60 days prior to the date on which the Reporting Persons became the beneficial owners of more than 5% of the Shares.

(D) No person other than Mr. Couchman is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(E) Not applicable.

CUSIP NO. 344912209

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 6, 2011, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement

CUSIP NO. 344912209

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 6, 2011
/s/ Jonathan M. Couchman
Jonathan M. Couchman

COUCHMAN ADVISORS, INC.

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Authorized Signatory

COUCHMAN INVESTMENTS, LP

By:	/s/ Jonathan M. Couchman
	Name:	Jonathan M. Couchman
	Title:	Authorized Signatory

CUSIP NO. 344912209

SCHEDULE A1

Transactions in the Shares Since March 28, 20092

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase

Jonathan Couchman

100,000	$0.9003	05/27/2009
85,500	$0.9105	05/28/2009
921	$0.9000	05/29/2009
42,373*	$0.9000	05/31/2009
73,677	$0.9198	06/01/2009
2,800	$0.9032	06/02/2009
4,504	$0.9020	06/03/2009
3,000	$0.9030	06/04/2009
27,927	$0.9036	06/05/2009
4,881	$0.9034	06/08/2009
2,000	$0.9045	06/09/2009
97,700	$0.9000	06/11/2009
192,600	$0.9500	06/15/2009
618,400	$0.9400	06/16/2009
50,000	$0.9551	06/17/2009
617,496	$0.9630	06/18/2009
11,600	$0.9553	06/19/2009
81,126	$0.9551	06/22/2009
233,810	$0.9649	06/24/2009
3,800	$0.9658	06/25/2009
4,890	$0.9656	06/26/2009
322	$0.9848	06/29/2009
25,424*	$1.0300	08/30/2009
450	$1.0589	09/02/2009
2,430	$1.0541	09/03/2009
342	$1.0792	09/04/2009
162,228	$1.0502	09/08/2009
654,949	$0.7600	09/16/2009
4,610	$0.7722	09/23/2009
18,617	$0.7960	09/24/2009
1,789	$0.7600	10/13/2009

1 Pursuant to Rule 13d-2(a) of the Act, Reporting Persons hereby amend their Schedule 13D to include the dates and details of each event that necessitated a required amendment. The date of the original event which required the filing of this  Schedule 13D is May 27, 2009.  Accordingly, all transactions in connection with the Shares occurring after that date have been included here.
2 All transactions herein are open market purchases except for 42,373 Shares granted May 31, 2009, 25,424 Shares granted August 30, 2009, 16,949 Shares granted November 30, 2009, and 2,173,913 Shares granted March 15, 2010, all of which were granted as compensation, and the grant of 2,500,000 shares underlying options exercisable within 60 days of the date hereof. There were no sales of common stock by the Reporting Persons.
* Denotes Shares granted as compensation

CUSIP NO. 344912209

4	$0.7600	10/14/2009
115	$0.7600	10/16/2009
254	$0.7600	10/20/2009
7,838	$0.7600	10/21/2009
2,000	$0.7000	10/28/2009
5,000	$0.7000	10/28/2009
16,949*	$0.7000	11/30/2009
2,500	$0.7000	12/16/2009
107	$0.5034	12/24/2009
125	$0.4200	12/29/2009
5,000	$0.4320	01/04/2010
28,200	$0.4250	01/06/2010
36,794	$0.4000	01/07/2010
100	$0.3500	01/13/2010
9,815	$0.4000	01/15/2010
3,625	$0.4000	01/22/2010
71	$0.4000	01/25/2010
50,000	$0.4000	01/27/2010
575	$0.4000	01/29/2010
50	$0.4000	02/09/2010
43	$0.4000	02/10/2010
57	$0.3000	02/19/2010
184	$0.2500	02/22/2010
4,871	$0.2700	02/23/2010
2,173,913*	$0.2300	03/15/2010

Couchman Advisors

150,000	$0.350	07/19/2010
240,000	$0.350	07/20/2010
25,000	$0.350	07/21/2010

Couchman Investments

100,000	$0.7200	11/09/2009
41,950	$.7400	11/10/2009
102,000	$0.7453	11/11/2009
283,660	$0.7465	11/12/2009
1,000	$0.7100	11/18/2009
33,000	$0.7197	11/19/2009
115	$0.7094	11/25/2009
945	$0.7000	11/27/2009
2,682,032	$0.4670	01/11/2010
422,000	$0.4600	01/14/2010
436,850	$0.3498	04/16/2010
1,500	$0.3000	04/20/2010
662	$0.3400	04/21/2010
431	$0.3400	04/22/2010
5,500	$0.3400	04/26/2010
27,000	$0.3300	05/24/2010